UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Lyondell Chemical Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     552078
                                 (Cusip Number)

                                Alejandro Moreno
                           AI Chemical Investments LLC
                          730 Fifth Avenue, 20th Floor
                            New York, New York 10019
                            Tel. No.: (212) 247-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AI Chemical Investments LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC, BK

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                24,961,470*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             24,961,470*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,961,470*

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.85%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO


* 20,990,070 of the shares of Common Stock are beneficially owned pursuant to the Forward Contract (as defined herein).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Leonard Blavatnik

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                24,961,470*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             24,961,470*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,961,470*

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.85%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN


*20,990,070 of the shares of Common Stock are beneficially owned pursuant to the Forward Contract (as defined herein).

This Amendment No. 2 (this "Amendment") amends and supplements the Statement
Schedule 13D filed with the Commission on May 11, 2007 (the "Schedule 13D"), by AI Chemical Investments LLC. ("Newco") and Leonard Blavatnik (together with Newco, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Lyondell Chemical Company, a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 thereto filed with the Commission on July 18, 2007. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

With prior notice to the Issuer, on August 20, 2007 Newco acquired
3,971,400 shares of Common Stock in open market purchases made on its behalf by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Broker"). The source of funds for the purchase of Common Stock by the Broker on behalf of Newco were amounts released by Merrill Lynch International ("Merrill Lynch") to Newco from the cash collateral account established pursuant to the postpaid share forward agreement with Merrill Lynch with respect to 20,990,070 shares of Common Stock dated May 4, 2007 (the "Forward Contract").

Item 4. Purpose of Transaction

With prior notice to the Issuer, on August 20, 2007 Newco acquired
3,971,400 shares of Common Stock in open market purchases made on its behalf by the Broker.

In addition, Newco sent a notice dated August 20, 2007 to Merrill Lynch irrevocably agreeing to physically settle the Forward Contract. Accordingly, upon settlement of the Forward Contract by Newco, Merrill Lynch will be obligated to deliver to Newco 20,990,070 shares of Common Stock, and Newco will be obligated to pay Merrill Lynch $32.1130 in cash per share of Common

Stock delivered to Newco. The Reporting Persons are not settling the Forward Contract at this time, and settlement will not occur until May 9, 2008 or such earlier date that Newco notifies Merrill Lynch of its intention to effect settlement in accordance with the terms of the Forward Contract.

The Reporting Persons may continue to, depending on market conditions, the trading prices of the Common Stock, alternative investment opportunities and the availability of funds, acquire additional shares of Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also consider a sale of all or part of any shares of Common Stock in the open market or in privately negotiated transactions, subject to limitations under applicable law.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Persons beneficially own an aggregate of 24,961,470 shares of Common Stock, or approximately 9.85% of the Common Stock outstanding, based on 253,448,132 shares of common stock outstanding as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2007. The number and percentage of shares beneficially owned by each of the Reporting Persons is as set forth on the cover pages of this Amendment and such information is incorporated by reference.

(c) During the past 60 days the Broker purchased on the open market on behalf of the Reporting Persons an aggregate of 3,971,400 shares of Common Stock, which purchases are more fully described as follows:

Date of Purchase     Aggregate Price     No. of Shares
----------------     --------------     -------------
August 20, 2007     $175,579,565.4       3,971,400

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2007

                                    AI CHEMICAL INVESTMENTS LLC


                                    By:  /s/ Lincoln Benet
                                          ---------------------------
                                          Name:  Lincoln Benet
                                          Title: Manager


                                    LEONARD BLAVATNIK


                                    /s/ Leonard Blavatnik
                                    ---------------------------------
                                    Leonard Blavatnik